FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of June 2005

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.
                       (formerly Tioga Technologies Ltd.)

                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X          Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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The balance sheets and the statements of operations attached to the Press
Release attached as Exhibit 10.1 to this report on Form 6-K are incorporated by reference into the Registrant's Registration Statement on Form S-8, Registration No. 333-12904.




                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

10.1     Press Release: Tikcro Technologies Reports 2004 Fourth Quarter Results.
         Dated: February 22, 2005.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            Tikcro Technologies Ltd.

                            (Registrant)

                            By: /s/ Adam M.Klein
                                --------------------------
Date: June 7, 2005          Adam M. Klein for Izhak Tamir,
                            pursuant to authorization


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                                  EXHIBIT INDEX

Exhibit Number         Description of Exhibit

10.1 Press Release: Tikcro Technologies Reports 2004 Fourth Quarter Results. Dated: February 22, 2005.




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                                  EXHIBIT 10.1

                                                               PRESS RELEASE
For more information contact:

Lee Roth
KCSA Public Relations Worldwide
(212) 896-1209 lroth@kcsa.com



             Tikcro Technologies Reports 2004 Fourth Quarter Results

Tel Aviv, Israel, February 22, 2005 -- Tikcro Technologies Ltd. (OTC BB: TKCRF) today reported results for the fourth quarter and year ended December 31, 2004.

Net loss for the fourth quarter was $ 63,000, or $ 0.00 per share. Net loss for the twelve months ended December 31, 2004 was $ 210,000 or $ (0.01) per share.

As of December 31, 2004, the Company had cash and marketable securities totaling $9.8 million, and receivables owed by STMicroelectronics amounted to $146,000.

Izhak Tamir, Chairman and CEO of Tikcro, said, "Since the conclusion of the asset sale to STMicroelectronics, we have been actively pursuing investment opportunities, primarily in the form of a reverse merger with a private company, that would allow Tikcro to once again become an operating company and generate value for our shareholders. However, to this point, we have been unable to conclude a transaction that we believe would present us with a meaningful long-term benefit. While we are continuing to pursue reverse merger opportunities, we will broaden our search to include the possibility of allocating a portion of our available cash to making smaller investments in more than one opportunity, rather than a single company into which we would invest all or most of our cash reserves. However, this process will take some time as we search for the right opportunities for Tikcro."

About Tikcro Technologies:

Until the closing of the Assets Transaction with STMicroelectronics in 2002, Tikcro Technologies Ltd. (formerly known as Tioga Technologies Ltd.) developed standard integrated circuits (ICs) for broadband communications applications. Substantially all of its assets and related liabilities were sold to STMicroelectronics. Tikcro is headquartered in Tel Aviv, Israel. For more information, visit Tikcro website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to the asset purchase agreement with STM and risks of operations in Israel. Such risks and uncertainties are set forth in the Company's SEC reports including the Company's Form 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods. We undertake no duty to update any forward-looking information.
                               (Tables to follow)

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                                          Tikcro Technologies Ltd.
                                               Balance Sheets
                                         (US dollars in thousands)
-------------------------------------------------------------------------------------------------------------



                                                            December 31,         December 31,
                                                                2004                 2003
         Assets
               Current assets

               Cash and short-term marketable securities     $      9,755    $            7,883
               STMicroelectronics                                     146                 2,235
               Other receivables                                       20                    28
                    Total current assets                            9,921                10,146

                    Total assets                             $      9,921    $           10,146
                                                           ------- -------      ----------------

         Liabilities and Shareholders' Equity
               Current liabilities

               Related party-current account                  $         37  $                44
               Other current liabilities                               177                  137
                                                           -------- -------     ----------------
                    Total current liabilities                          214                  181

               Shareholders' equity                                  9,707                9,965
                                                           ----------------     ----------------

               Total liabilities and shareholders'
               equity                                         $      9,921  $            10,146
                                                           -------- -------     ----------------


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


                            Tikcro Technologies Ltd.
                            Statements of Operations
                (US dollars in thousands, except per share data)

                                                            Three Months Ended December 31             Year Ended December 31
                                                              2004                 2003                 2004              2003
                                                              ----                 ----                 ----              ----

Development and marketing services                              _                    _                    _        $        2,691
                                                         ----------------     ----------------      --------------     -------------


Operating expenses:
Research and development services expenses, net                 _                    _                    _                 1,760

Selling, marketing, general and administrative
expenses                                                      $ 103       $         44          $        351                 788

Amortization of deferred stock compensation                     _                    _                    _                  771
                                                         ----------------     ----------------      --------------     -------------

Total operating expenses                                       103                  44                   351               3,319
                                                         ----------------     ----------------      --------------     -------------

Operating loss                                                (103)                (44)                 (351)               (628)

Other income                                                     _                 146                   _                12,834

Financial income (expenses), net                                40                  39                   141                (228)
                                                         ----------------     ----------------      --------------     -------------

Net income (loss)                                            $ (63)       $        141         $        (210)      $      11,978
                                                         ================     ================      ==============     =============

                                                         ----------------     ----------------      --------------     -------------
Basic and Diluted net earnings (loss) per share              $ 0.00       $       0.01        $        (0.01)      $        0.50
                                                         ================     ================      ==============     =============
                                                         ================     ================      ==============     =============

Basic and Diluted weighted average shares                    23,726             23,726                 23,726             23,949

                                                         ================     ================      ==============     =============


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